Filed by Nuveen Investment Trust (Commission File No. 333-212543)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Trust II (Commission File No. 811-08333)

Nuveen Tradewinds Global All-Cap Fund

Your vote is needed!

Dear Shareholder:

The Special Meeting of Nuveen Tradewinds Global All-Cap Fund has been adjourned with respect to one proposal. The Special Meeting of Shareholders will reconvene on March 15, 2017 at 4:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

We previously sent you a Joint Proxy Statement/Prospectus concerning two important proposals affecting your Fund. You have been asked to vote on the reorganization of your Fund into Nuveen NWQ Global Equity Income Fund (Proposal 1) and on a new sub-advisory agreement on behalf of your Fund with NWQ Investment Management Company, LLC (Proposal 2). Shareholders have approved Proposal 2. The Meeting has been adjourned with respect to Proposal 1 in order to allow the Fund to continue to solicit votes on this proposal.

The Fund still requires a high level of participation in order to reach the required vote on the remaining proposal. This letter was sent because you held shares in the Fund on the record date and we have not received your vote on the proposal

YOUR FUND’S BOARD HAS RECOMMENDED THAT YOU VOTE “FOR” THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card(s). Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date your proxy card(s) and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposal that you and other shareholders are being asked to consider. You may obtain a copy of the Joint Proxy Statement/Prospectus for your Fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/. Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the Funds’ proxy solicitor, toll free at 1-866-963-6132.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.